Exhibit (a)(5)(T)

PARAMOUNT REAFFIRMS COMMITMENT TO DELIVERING SUPERIOR $30 PER SHARE ALL-CASH OFFER TO WARNER BROS. DISCOVERY SHAREHOLDERS

Los Angeles and New York, January 8, 2026 – Paramount Skydance Corporation (NASDAQ: PSKY) (“Paramount”) notes Warner Bros. Discovery, Inc.’s (NASDAQ: WBD) (“WBD”) decision not to engage on Paramount’s $30.00 per share, fully financed all-cash offer to acquire all of WBD.

Throughout this process, Paramount has diligently and constructively addressed each concern raised by WBD. As detailed in Paramount’s December 22 amended proposal and subsequent filings, Paramount cured every issue raised by WBD on December 17, most notably by providing an irrevocable personal guarantee by Larry Ellison for the equity portion of the financing. Nevertheless, WBD continues to raise issues in Paramount’s offer that we have already addressed, including flexibility in interim operations.

Paramount’s offer is superior to WBD’s existing agreement with Netflix and represents the best path forward for WBD shareholders. $30.00 per share in cash is easy to value. Netflix’s transaction, on the other hand, contains multiple uncertain components and has already decreased in total value. When announced in December, the Netflix transaction offered WBD shareholders $23.25 in cash, $4.50 in Netflix stock and a share in the pending spin-off of Discovery Global. Today, Netflix’s stock price is trading well beneath the low end of its collar, reducing the value offered to WBD shareholders.

In addition, while the WBD Board has not disclosed any analysis to help its shareholders value their potential ongoing ownership of the linear stub, Versant Media, its closest comparable, debuted shares this week and its performance to date illustrates the challenged path ahead for Discovery Global. Paramount’s analysis (detailed below) shows the total value of the Netflix transaction to WBD shareholders today is $27.421 – unmistakably inferior to Paramount’s $30.00 in cash.

David Ellison, Chairman & CEO of Paramount said: “Our offer clearly provides WBD investors greater value and a more certain, expedited path to completion. Throughout this process, we have worked hard for WBD shareholders and remain committed to engaging with them on the merits of our superior bid and advancing our ongoing regulatory review process.”

1 Before including an illustrative ~$0.50 per share M&A option value for Discovery Global.

Paramount’s Superior Value

 EXHIBIT 1 – Paramount’s $30.00 All Cash Offer Is Superior to the Netflix Agreement 2

Value of Discovery Global

Paramount’s analysis values Discovery Global at $0.00 per share. This assumes a forward EBITDA multiple of 3.8x, in-line with Versant’s trading multiple3 on January 7th, and $3.9 billion of next twelve months EBITDA for Discovery Global as of the estimated spin completion date (Q3 2026). This EBITDA is based on Wall Street consensus estimates and includes the allocation of 50% of WBD’s unallocated Corporate / Eliminations and stock-based compensation expenses. This assumption is based on the guidance provided by WBD CFO Gunnar Wiedenfels when WBD announced its separation, on June 9, that Discovery Global should account for approximately 50% of WBD’s consolidated corporate overhead expense; we have assumed the same applies for stock-based compensation. While this results in a fundamental value for Discovery Global of $0.00 per share, for illustrative purposes, we acknowledge the theoretical possibility that Discovery Global could trade with up to ~$0.50 per share of embedded M&A option value.

EXHIBIT 2 – If Discovery Global Trades In-Line with Versant, it is Worth $0.00 / Share

WBD Networks Segment Next Twelve Months EBITDA as of 9/30/2026, per FactSet	$5.1
Less: 50% Allocation of Corporate / Eliminations	(0.9)
Less: 50% Allocation of Stock-Based Compensation	(0.3)
Discovery Global NTM EBITDA as of 9/30/2026	$3.9
(x) Versant NTM EV / EBITDA Multiple	3.8x
Discovery Global Enterprise Value	$14.7
Less: Estimated Discovery Global Net Debt [4]	(15.1)
Discovery Global Equity Value	($0.4)
(/) WBD Fully Diluted Shares Outstanding (bn)	2.6
Implied Discovery Global Equity Value per Share	$0.00
Illustrative M&A Option Value	~$0.50

2 Value of Netflix stock consideration ($4.17) based on 0.0460x exchange ratio and Netflix stock price of $90.73 as of market close on January 7, 2026.

3 Based on Versant share price of $33.27 and enterprise value of $7.2 billion as of market close on January 7, 2026. Reflects Versant trading multiple based on midpoint of Versant Management guidance for 2026E EBITDA ($1.85 - $2.00 billion).

4 Based on $30.4bn of WBD consolidated net debt (including $1.3bn of noncontrolling interests and net of $1.1bn of investments) as of Q3’25, less $4.6bn of estimated WBD free cash flow generation over Q4’25 – Q3’26, per consensus, less $10.7bn of net debt assumed to be allocated to Netflix, per WBD/Netflix merger presentation.

While Discovery Global equity would have no equity value if the company trades in-line with Versant, there are in fact several compelling reasons why it should trade at a discount to Versant. First and foremost, Discovery Global will likely be significantly more leveraged. In addition, Discovery Global’s financial performance lags Versant on both a historical and projected basis, likely as a result of its less attractive portfolio, as detailed below:

EXHIBIT 3 – Discovery Global Should Trade at a Discount to Versant

Netflix Debt Adjustment Mechanism

As we have interpreted the agreement, the Netflix transaction includes a purchase price reduction if WBD decides to more appropriately capitalize Discovery Global with less debt. This mechanism reduces proceeds to WBD shareholders from Netflix’s purchase of S&S on a dollar-for-dollar basis, reducing cash and Netflix stock consideration and increasing the proportion of consideration coming from equity in the Discovery Global stub. This means that the Netflix transaction – which is already headlined as a cash-and-stock mix – is likely to deliver even less cash than its stated headline value. By contrast, Paramount’s proposal is 100% cash and definitionally completely certain.

As an example, if WBD opted to target a more reasonable 1.25x leverage – in-line with Versant today – shareholders would receive ~$10 billion (~$3.90 per share) less of cash and Netflix stock consideration8, reducing the cash component to below $20 per share. Instead, shareholders would receive that $10 billion in the form of additional, uncertain equity in declining Discovery Global. We encourage WBD shareholders to ask the Board of WBD for transparency on this aspect of the deal with Netflix.

5 Reflects target net leverage (1.25x) per Versant Investor Day Presentation (December 2025).

6 Based on midpoint of Versant Management guidance for 2026E revenue ($6.15 - $6.40 billion), per Versant Investor Day Presentation (December 2025).

7 Reflects total WBD, per Versant Investor Day Presentation (December 2025).

8 WBD has not disclosed the target level of debt for Discovery Global which, if not met, would trigger this purchase price reduction; analysis assumes a $15.1 billion net debt target (~3.9x net leverage) for Discovery Global based on a consensus forecast for WBD’s consolidated net debt as of 9/30/2026, of which only $10.7 billion will be assumed by Netflix. The actual amount of debt placed on Discovery Global will depend upon the level of leverage that debt capital markets will support.

EXHIBIT 4 – WBD Shareholders Will Receive Significantly Less Consideration from Netflix if Discovery Global Is Capitalized More Appropriately (i.e., In-Line with Versant)

Committed Debt Financing

Finally, Paramount notes WBD’s January 7 comments questioning the certainty of our debt financing. Bank of America, N.A., Citibank, N.A. and Apollo Capital Management, L.P. are each global sophisticated financial institutions, with decades of experience financing companies and borrowers in history’s largest, most complicated transactions. They have confirmed that the commitment letter previously delivered by them to provide the previously disclosed $54.0 billion of debt financing to fund Paramount’s proposed acquisition of WBD and to finance the related offer to purchase shares remains in full force and effect. Paramount has retained the world’s premier financial partners and would welcome the opportunity to engage directly with the WBD Board to discuss the offer and address the Board’s latest claims.

Further details of the amended Paramount offer, which fully addressed all purported concerns by WBD, can be found here.

Paramount urges WBD shareholders to register their preference for Paramount’s superior offer with the WBD Board of Directors by tendering their shares today.

WBD shareholders and other interested parties can find additional information about Paramount's superior offer at www.StrongerHollywood.com.

About Paramount, a Skydance Corporation

Paramount, a Skydance Corporation is a leading, next-generation global media and entertainment company, comprised of three business segments: Filmed Entertainment, Direct-to-Consumer, and TV Media. Paramount’s portfolio unites legendary brands, including Paramount Pictures, Paramount Television, CBS – America’s most-watched broadcast network, CBS News, CBS Sports, Nickelodeon, MTV, BET, Comedy Central, Showtime, Paramount+, Paramount TV, and Skydance’s Animation, Film, Television, Interactive/Games, and Sports divisions. For more information, visit paramount.com.

Cautionary Note Regarding Forward-Looking Statements

This communication contains both historical and forward-looking statements, including statements related to Paramount’s future financial results and performance, potential achievements, anticipated reporting segments and industry changes and developments. All statements that are not statements of historical fact are, or may be deemed to be, “forward-looking statements”. Similarly, statements that describe Paramount’s objectives, plans or goals are or may be forward-looking statements. These forward-looking statements reflect Paramount’s current expectations concerning future results and events; generally can be identified by the use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “may,” “could,” “estimate” or other similar words or phrases; and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause Paramount’s actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. These risks, uncertainties and other factors include, among others: the outcome of the tender offer by Paramount and Prince Sub (the “Tender Offer”) to purchase for cash all of the outstanding Series A common stock of WBD or any discussions between Paramount and WBD with respect to a possible transaction (including, without limitation, by means of the Tender Offer, the “Potential Transaction”), including the possibility that the Tender Offer will not be successful, that the parties will not agree to pursue a business combination transaction or that the terms of any such transaction will be materially different from those described herein; the conditions to the completion of the Potential Transaction or the previously announced transaction between WBD and Netflix, Inc. (“Netflix”) pursuant to the Agreement and Plan of Merger, dated December 4, 2025, among Netflix, Nightingale Sub, Inc., WBD and New Topco 25, Inc. (the “Proposed Netflix Transaction”), including the receipt of any required stockholder and regulatory approvals for either transaction; the proposed financing for the Potential Transaction; the indebtedness Paramount expects to incur in connection with the Potential Transaction and the total indebtedness of the combined company; the possibility that Paramount may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate the operations of WBD with those of Paramount, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Potential Transaction; risks related to Paramount’s streaming business; the adverse impact on Paramount’s advertising revenues as a result of changes in consumer behavior, advertising market conditions and deficiencies in audience measurement; risks related to operating in highly competitive and dynamic industries, including cost increases; the unpredictable nature of consumer behavior, as well as evolving technologies and distribution models; risks related to Paramount’s decisions to make investments in new businesses, products, services and technologies, and the evolution of Paramount’s business strategy; the potential for loss of carriage or other reduction in, or the impact of negotiations for, the distribution of Paramount’s content; damage to Paramount’s reputation or brands; losses due to asset impairment charges for goodwill, intangible assets, FCC licenses and content; liabilities related to discontinued operations and former businesses; increasing scrutiny of, and evolving expectations for, sustainability initiatives; evolving business continuity, cybersecurity, privacy and data protection and similar risks; content infringement; domestic and global political, economic and regulatory factors affecting Paramount’s businesses generally, including tariffs and other changes in trade policies; the inability to hire or retain key employees or secure creative talent; disruptions to Paramount’s operations as a result of labor disputes; the risks and costs associated with the integration of, and Paramount’s ability to integrate, the businesses of Paramount Global and Skydance Media, LLC successfully and to achieve anticipated synergies; volatility in the prices of Paramount’s Class B Common Stock; potential conflicts of interest arising from Paramount’s ownership structure with a controlling stockholder; and other factors described in Paramount’s news releases and filings with the Securities and Exchange Commission (the “SEC”), including but not limited to Paramount’s most recent Annual Report on Form 10-K and Paramount’s reports on Form 10-Q and Form 8-K. There may be additional risks, uncertainties and factors that Paramount does not currently view as material or that are not necessarily known. The forward-looking statements included in this communication are made only as of the date hereof, and Paramount does not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

Additional Information

This communication does not constitute an offer to buy or a solicitation of an offer to sell securities. This communication relates to a proposal that Paramount has made for an acquisition of WBD and the Tender Offer that Paramount, through Prince Sub, its wholly owned subsidiary, has made to WBD stockholders. The Tender Offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, the letter of transmittal and other related offer documents), filed with the SEC on December 8, 2025. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the offer. Subject to future developments, Paramount (and, if a negotiated transaction is agreed, WBD) may file additional documents with the SEC. This communication is not a substitute for any proxy statement, tender offer statement, or other document Paramount and/or WBD may file with the SEC in connection with the proposed transaction.

Investors and security holders of WBD are urged to read the tender offer statement(s) (including the offer to purchase, the letter of transmittal and other related offer documents), and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of WBD. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Paramount through the website maintained by the SEC at http://www.sec.gov.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Paramount and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies against the Proposed Netflix Transaction. You can find information about Paramount’s executive officers and directors in Paramount’s Current Reports on Form 8-K filed with the SEC on August 7, 2025, and September 16, 2025, and Paramount’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2025. Additional information regarding the interests of such potential participants will be included in one or more proxy statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.

Media Contacts:

Paramount

Melissa Zukerman / Laura Watson

msz@paramount.com / laura.watson@paramount.com

Brunswick Group

ParamountSkydance@brunswickgroup.com

Gagnier Communications

Dan Gagnier

dg@gagnierfc.com

Investor Contacts:

Paramount

Kevin Creighton / Logan Thomas

kevin.creighton@paramount.com / logan.thomas@paramount.com

Okapi Partners

(212) 297-0720

Toll-Free: (844) 343-2621

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